UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Croe, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

 12636V108

(CUSIP Number)

Michael Poutre, Chief Executive Officer

CROE, Inc.

23805 Stuart Ranch Road, Suite 235

Malibu, CA

(424) 228-9955

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12636V108	Page 2 of 5

NAMES OF REPORTING PERSONS
1
James Henry Gilbert
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2	(a) [ ]
(b) [ ]
SEC USE ONLY
3

SOURCE OF FUNDS
4
PF
CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
[ ]
CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States of America

		SOLE VOTING POWER
	7
NUMBER OF		7,232,309
SHARES		SHARED VOTING POWER
BENEFICIALLY	8
OWNED BY		None
EACH		SOLE DISPOSITIVE POWER
REPORTING	9
PERSON		7,232,309
WITH		SHARED DISPOSITIVE POWER
	10
		None

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
7,232,309
CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
38.6%(1)
TYPE OF REPORTING PERSON
14
IN

(1) Based on 18,736,609 Shares issued and outstanding as of June 19, 2017.

CUSIP No. 12636V108	Page 3 of 5

Item 1. Security and Issuer.

The class of securities to which this statement relates is the common stock (the “Shares”) of Croe, Inc., a Utah corporation (the “Issuer”), with a par value of $0.001. The address of the principal executive office of the Issuer is 23805 Stuart Ranch Road, Suite 235, Malibu, California 90265.

Item 2. Identity and Background.

(a)	Name: James Henry Gilbert (the “Reporting Person”).

(b)	Business address: 23805 Stuart Ranch Road, Suite 235 Malibu, California 90265

(c)	Present principal employment: The Reporting Person is the President of the Issuer, which is located at 23805 Stuart Ranch Road, Suite 235, Malibu, California.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration.

On June 7, 2017, pursuant to (i) a Share Purchase Agreement (the “Restricted Share Purchase Agreement”) by and among the Issuer, The Crypto Company, a Nevada corporation (“Crypto”), and John B. Thomas P.C., in its sole capacity as representative for certain shareholders of the Issuer listed on Schedule I to the Restricted Purchase Agreement; and (ii) a Share Purchase Agreement (the “Free Trading Share Purchase Agreement”, and together with the Restricted Share Purchase Agreement, the “Share Purchase Agreements”) by and among the Issuer, Crypto, Uptick Capital, LLC (“Uptick Capital”) and John B. Thomas P.C., in its sole capacity as representative for certain shareholders of the Issuer listed on Schedule I to the Free Trading Share Purchase Agreement. Pursuant to the Share Purchase Agreements, Crypto purchased 11,235,000 Shares for a purchase price of $402,500 (the “Stock Sale”).

On June 7, 2017, Crypto issued to its shareholders a stock dividend (the “Stock Dividend”) of 10,918,007 Shares acquired by Crypto through the Stock Sale, distributed on a pro rata basis, such that the shareholders of Crypto received fourteen Shares for each share of common stock of Crypto held as of June 6, 2017. As of June 6, 2017, the Reporting Person owned 300,000 shares of common stock of Crypto. As a result of the Stock Dividend, the Reporting Person received 4,500,000 Shares.

On June 7, 2017, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) with Michael Poutre, in his sole capacity as representative for the shareholders of Crypto, pursuant to which each outstanding share of common stock of Crypto was exchanged for Shares (the “Share Exchange”), resulting in the aggregate issuance of 7,026,609 Shares, on a pro rata basis, to the shareholders of Crypto in exchange for 100% of the issued and outstanding share of common stock of Crypto. Pursuant to the Share Exchange, the Reporting Person received nine Shares in exchange for each share of common stock of Crypto held. As a holder of 300,000 shares of common stock of Crypto as of June 7, 2017, the Reporting Person received 2,700,000 Shares in the Share Exchange.

On June 14, 2017, Crypto granted to the Reporting Person 32,309 Shares in a private transaction in exchange for services rendered in connection with the formation, organization and restructuring of Crypto.

Item 4. Purpose of Transaction.

The Stock Sale, Stock Dividend and Share Exchange shall collectively be referred to herein as the “Transaction”. The purpose of the transaction was for Crypto to acquire the Issuer and to distribute its ownership thereof, pro rata, among the shareholders of Crypto in anticipation of continuing Crypto’s business of advising regarding, investing in, trading and developing proprietary source code for digital assets with diversified exposure to digital asset markets. Immediately following the transaction, the Issuer moved its principal office to Malibu, California.

CUSIP No. 12636V108	Page 4 of 5

Effective as of June 7, 2017, upon consummation of the Transaction, Deborah Thomas, the former Chief Executive Officer, principal accounting and financial officer and director of the Issuer, resigned from all of her positions with the Issuer, and Elliott Polatoff, the former Secretary and director of the Issuer, resigned from all of his positions with the Issuer. Upon consummation of the Transaction, Michael Poutre was appointed sole director of the Issuer, and the following individuals were appointed executive officers of the Issuer:

Michael Poutre	Chief Executive Officer, Chairman of the Board
James Gilbert	President
Ron Levy	Chief Operating Officer

While unlikely in the foreseeable future, the Reporting Person may determine, from time to time, to acquire additional shares or to sell or otherwise dispose of some or all of the Shares owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider his goals and objectives, other business opportunities available to him, as well as general stock market conditions.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover page to this Statement and the information set forth or incorporated in Item 4 is incorporated herein by reference.

(a)	See Items 11 and 13 of the cover page to this Statement for the aggregate number of Shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on 18,736,609 Shares issued and outstanding as of June 19, 2017.

(b)	See Items 11 and 13 of the cover page to this Statement for the aggregate number of shares and percentage of issued and outstanding Shares owned by the Reporting Person. The percentage ownership is calculated based on 18,736,609 Shares issued and outstanding as of June 19, 2017.

(c)	Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting Person and any person with respect to any securities of the Issuer, including but not limited to: transfer or voting of any of the securities of the Issuer or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

2.1	Share Purchase Agreement, dated as of June 7, 2017, by and among Croe, Inc., The Crypto Company and John B. Thomas P.C., in its sole capacity as representative for certain shareholders of the Croe, Inc. listed on Schedule I thereto

2.2	Share Purchase Agreement, dated as of June 7, 2017, by and among Croe, Inc., The Crypto Company, Uptick Capital, LLC and John B. Thomas P.C., in its sole capacity as representative for certain shareholders of the Croe, Inc. listed on Schedule I thereto

2.3	Share Exchange Agreement, dated as of June 7, 2017, by and between Croe, Inc. and Michael Poutre, in his sole capacity as representative for the shareholders of Crypto

CUSIP No. 12636V108	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2017	/s/ James Henry Gilbert
James Henry Gilbert